UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

ESMO Press Releases

On October 21, 2018, NuCana plc (the “Company”) issued a press release announcing combined results from cohorts one and two of its Phase Ib trial of Acelarin in patients with locally advanced or metastatic biliary tract cancer to determine its optimal dose in combination with cisplatin, referred to as the ABC-08 Study, at the European Society for Medical Oncology (ESMO) 2018 Congress in Munich, Germany. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

On October 22, 2018, the Company issued a press release announcing the presentation of additional data from its Phase I clinical study of NUC-3373, its ProTide transformation of the active anti-cancer metabolite of 5-fluorouracil (5-FU), in patients with advanced solid tumors, at ESMO 2018. The press release is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Information in the attached Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Business Update

The Company is filing a business update for the purpose of supplementing and updating the description of its business contained in the Company’s prior public filings with the Securities and Exchange Commission (the “SEC”), including those discussed under the heading “Item 4. Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 22, 2018. The updated disclosures are filed herewith as Exhibit 99.3 and are incorporated herein by reference.

The information in the attached Exhibit 99.3 shall be deemed to be incorporated by reference into (i) the Company’s Registration Statement on Form S-8 (File No. 333-223476) and any related prospectuses and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-227624) and any related prospectuses, as such Registration Statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release dated October 21, 2018

99.2	Press Release dated October 22, 2018

99.3	Business Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: October 22, 2018